WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502


03045261

File No. 82-34719

December 12, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 1/6

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:829176.1



FILE NO. 82-34719

Press Release from Securitas AB

December 9, 2003

03 DEC 18 AM 7:21

Securitas signs new syndicated loan facility

Securitas AB has, with a syndicate of international banks, signed a five year loan agreement (Multi Currency Revolving Credit Facility) of USD 800 million The facility replaces the existing EURO 400 million syndicated facility maturing December 2004. It will be used for general corporate purposes. The interest margin will be 40 bps based on ratings of BBB+/Baa1 from Standard & Poor's and Moody's, currently applicable to Securitas.

The facility has been arranged by Bank of America Securities Limited, BNP Paribas and Citigroup. The transaction has been positively received by the syndicated credit market, leading Securitas to increase the original amount from USD 700 million to 800 million.

The syndicate consists of the following Banks

Mandated Lead Arrangers:	Bank of America BNP Paribas Dublin Branch Citigroup
Arrangers:	Bank One, NA Barclays Bank PLC Banco Bilbao Vizcaya Argentaria S.A. Danske Bank Deutsche Bank AG London FORTIS BANK S.A./N.V. LONDON BRANCH HSBC Bank plc National Australia Bank Ltd., London Branch Nordea Norddeutsche Landesbank Stockholm Branch The Royal Bank of Scotland PLC Skandinaviska Enskilda Banken AB (publ) SOCIETE GENERALE Svenska Handelsbanken
Co-Arrangers:	COMMERZBANK Aktiengesellschaft ING Luxembourg S.A. Sumitomo Mitsui Banking Corporation Europe Limited

Further information can be obtained from:
Thomas Berglund, President and CEO **+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO **+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations **+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72

WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

File No. 82-34719

December 12, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,



Pierre J. Lorieau

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:829176.1